Exhibit 99.3

NICE Partners with G4S Subsidiary AMAG Technology to Integrate
NICE Situator with Symmetry™ Access Control System

Command and control centers worldwide will benefit from enhanced situational awareness and streamlined incident management

Ra’anana, Israel, September 9, 2014 – NICE Systems (NASDAQ: NICE) today announced its partnership with AMAG Technology, a G4S subsidiary, for the integration of its NICE Situator PSIM and situation management solution with AMAG Technology’s Symmetry™ Access Control system. The joint solution can be used by command and control centers worldwide to improve situational awareness and streamline incident management.

The integration enables bi-directional communication between Symmetry and Situator. This means Situator can receive real-time Symmetry access control alerts and display these events along with access records and images of permitted personnel. Situator’s ability to pull in data from a wide range of security systems means that Symmetry access control information can also be correlated with information from other sensors for accurate alerting. Once an alert is received, Situator’s automated processes guide operators through response plans to improve management efficiency and minimize risk.

Several utilities companies and ports are already using the integrated solution for day-to-day security operations, allowing them to more easily identify access breaches and to improve collaboration between relevant parties.

Shae Taylor, Symmetry Extended Business Solutions Program Manager, AMAG Technology
“We are thrilled to certify NICE as a partner in our Symmetry Extended Business Solutions Program. NICE’s leading expertise in PSIM and situation management complements our advanced access control technology, enabling end users to benefit from an intelligent, unified solution.”

Chris Wooten, Executive Vice President, NICE Security Group
“Security operations are already benefitting from the enhanced situational awareness and streamlined incident management afforded by this integrated solution. This integration is available globally for any customer that wants to leverage Situator and Symmetry together, and userscan have confidence in the rigorous testing and certification process that has taken place.”

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

About AMAG Technology
AMAG Technology’s Symmetry Security Management and Video Solutions can be found in a wide spectrum of markets: government, commercial, education, transportation, healthcare, utilities and banking. Based out of Torrance, California with sales and support located throughout the US, AMAG sells its Symmetry Product Portfolio of access control and network video systems through its Symmetry Authorized Resellers throughout North America. AMAG Technology is part of G4S Technology, a leading manufacturer of scalable, integrated security management systems headquartered in Tewkesbury, Gloucestershire, England. AMAG Technology has been at the leading edge of access control technology for over 40 years. http://www.amag.com/

G4S is the leading global integrated security company specializing in the provision of security products, services and solutions. The group is active in more than 120 countries, and is the largest employer quoted on the London Stock Exchange with more than 618,000 employees and has a secondary stock exchange listing in Copenhagen. For more information on G4S, visit www.g4s.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.